MATERIAL CHANGE REPORT
1.	Name and Address of Company

Bank of Montreal 100 King Street West 1 First Canadian Place Toronto, Ontario M5X 1A1
2.	Date of Material Change

August 7, 2005

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on August 8, 2005 through the facilities of Canada NewsWire.

4.	Summary of Material Change

Harris Financial Corp., a wholly-owned subsidiary of Bank of Montreal, has signed a definitive agreement to sell all of the membership interests in its wholly-owned subsidiary, Harrisdirect LLC, to E*TRADE Financial Corporation for a purchase price of US$700 million, payable in cash. In addition, immediately prior to closing, Harrisdirect LLC will distribute approximately US$50 million to Harris Financial Corp. or one of its affiliates, resulting in aggregate proceeds of approximately CDN$910 million (US$750 million).

5.	Full Description of Material Change

Harris Financial Corp., a wholly-owned subsidiary of Bank of Montreal, has signed a definitive agreement to sell all of the membership interests in its wholly-owned subsidiary, Harrisdirect LLC, to E*TRADE Financial Corporation for a purchase price of US$700 million, payable in cash. In addition, immediately prior to closing, Harrisdirect LLC will distribute approximately US$50 million to Harris Financial Corp. or one of its affiliates, resulting in aggregate proceeds of approximately CDN$910 million (US$750 million). The transaction, which is subject to customary regulatory approvals in the United States, is expected to close by October 31, 2005, which is Bank of Montreal’s fiscal year-end.

Upon completion of the transaction, BMO Financial Group anticipates recognizing a modest gain, the amount of which will be dependent upon a number of adjustments that are expected to be finalized upon closing.

Bank of Montreal is filing today on SEDAR pursuant to National Instrument 51-102 a copy of the Purchase and Sale Agreement, dated as of August 7, 2005, by and among Harris Financial Corp., Harrisdirect LLC and E*TRADE Financial Corporation.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

To speak to an executive officer who is knowledgeable about the material change, please contact Ron Sirkis, Executive Vice-President, General Counsel and Taxation at (416) 867-5926.

9.	Date of Report

August 16, 2005